Exhibit 99.1

PRESS RELEASE, AUGUST 21, 2017,

TOTAL ACQUIRES MAERSK OIL FOR $7.45 BILLION IN A SHARE AND DEBT TRANSACTION

Total acquires Maersk Oil for $7.45 billion in a share and debt transaction

2017/08/21

Paris – Total is pleased to announce that the Boards of Total and A.P. Møller – Mærsk have both approved the acquisition of 100% of the equity of the E&P company Maersk Oil & Gas A/S (Maersk Oil), a wholly owned subsidiary of A.P. Møller – Mærsk A/S, by Total in a share and debt transaction.

Under the agreed terms, A.P. Møller – Maersk will receive a consideration of $4.95 billion in Total shares and Total will assume $2.5 billion of Maersk Oil’s debt. Total will issue to A.P. Møller – Maersk A/S, 97.5 million of shares, based on the average Total share price on the 20 business days prior to August, 21 (signing date) which will represent 3.75% of the enlarged share capital of Total. Underpinning this share based partnership, subject to Total shareholders’ approval, Total has also offered the possibility of a seat on its Board of Directors to A.P. Møller Holding A/S, main shareholder of A.P. Møller – Mærsk.

The proposed transaction is subject to the applicable legally required consultation and notification processes for employee representatives and to approvals by the relevant regulatory authorities. The transaction is expected to close in first quarter 2018 and has an effective date of 1st July 2017.

The combination with Maersk Oil offers Total an exceptional overlap of upstream businesses globally which will enhance Total’s competitiveness and value in many core areas, in particular through some high quality growing assets and through the delivery of synergies. Specifically the transaction will bring the following benefits to Total:

•	Around 1 billion boe of 2P/2C reserves, 85% of which are in OECD countries (more than 80% in the North Sea), contributing to Total’s continuous balancing of country risks of its portfolio to enhance shareholder value

•	The addition of 160 kboe/d of mainly liquids production in 2018, acquired at an average price of 46 k$/boepd, offering high margins with an estimated free cash flow break-even of less than $30 per barrel and growing to more than 200 kboe/d by the early 2020’s further strengthening Total’s leading production growth outlook

•	Total expects to generate operational, commercial and financial synergies of more than $400 million per year, in particular by the combination of assets of Total and Maersk Oil in North Sea, an area of excellence for both companies

•	The transaction is immediately accretive to both earnings and cash flow per share underpinning Total’s dividend profile.

At closing of the transaction, in order that Total’s shareholders benefit from the accretive impact of the acquisition of Maersk Oil on earnings and cash flow, the Board of Directors of Total will consider removing the discount offered on the scrip dividend.

Commenting on the transaction, Patrick Pouyanne, Chairman and CEO said, “This transaction delivers an exceptional opportunity for Total to acquire, via an equity transaction, a company with high quality assets which are an excellent fit with many of Total’s core regions. The combination of Maersk Oil’s North Western Europe businesses with our existing portfolio will position Total as the second operator in the North Sea with strong production profiles in UK, Norway and Denmark, thus increasing exposure to conventional assets in OECD countries. Internationally, in the US Gulf of Mexico, Algeria, East Africa, Kazakhstan and Angola there is an excellent fit between Total and Maersk Oil’s businesses allowing for value accretion through commercial, operating and financial synergies.

We are also very pleased that we will have a new anchor point in Denmark which will host our North Sea Business Unit and supervise our operations in Denmark, Norway and the Netherlands. We intend to build on the strong operational and technical competencies of the Maersk Oil teams in the same way we managed to do it in Belgium with the teams of Petrofina in the refining & chemical businesses.”

Patrick Pouyanné concluded : “This transaction is immediately accretive to both cash flow and earnings per share and delivers further growth over coming years. It is in line with our announced strategy to take advantage of the current market conditions and of our stronger balance sheet to add new resources at attractive conditions. By adding such a portfolio of growing conventional offshore North Sea assets, we confirm our strategy for value creation of, on the one hand, playing to our core strengths in order to grow further and, on the other hand, to constantly seek to lower our break-even by delivering significant synergies. This transaction will deepen and accelerate this strategy significantly, as Total will become a 3 Mboe/d major by 2019 to the benefit of all Total shareholders.”

Key Themes of Transaction

Acquisition transforms Total’s North West Europe outlook.

•	This transaction will make Total the second largest operator in the NW Europe offshore region which is the 7th largest oil and gas producing region globally. Post completion, Total will operate over 500 kboe/d (gross) production in this region.

•	The transaction strengthens Total’s existing North Sea offshore producing business in UK and Norway. The addition of Maersk Oil’s world class assets, including the operated UK gas field Culzean (49.99% Working Interest), close to the Elgin-Franklin hub operated by Total, and its stake in the giant Johan Sverdrup oil development (8.44% Working Interest) in Norway will bolster Total’s production profile in these countries.

•	The transaction adds a new production hub with Maersk Oil’s operatorship and 31.2% ownership of the DUC producing assets in Denmark with net production in 2018 estimated at around 60 kboe/d. Maersk Oil has been the leading operator in Denmark for almost 50 years. The pooling of Total’s and Maersk Oil’s technology and operating expertise will optimize the long term value potential of the DUC assets to the benefit of Denmark and Total shareholders.

Excellent overlap internationally enhances Total’s regional businesses.

•	The transaction also will strengthen other core Total regional businesses due to clear complementary positions between Total and Maersk Oil including:

•	consolidating Total’s US Gulf of Mexico presence with the Maersk Oil interest in the Jack development in the Wilcox formation

•	becoming the second largest IOC in Algeria by production

•	complementing Total’s leading East Africa position via Maersk Oil’s Kenya assets

•	strengthening of Total’s Kazakh business via addition of operated production

•	benefiting of potential upsides in Angola and Brazil

•	pooling of Total and Maersk Oil geological and operational expertise in Middle East - North Africa Region.

* * * *

To listen to Chairman and CEO Patrick Pouyanné’s live webcast at 13:00 today (London time) please log on to total.com or call +44 (0) 20 3427 1909 in Europe or +1 212 444 0896 in the United States (code: 5091367). For the replay, please visit the website or call +44 (0) 207 984 7568 in Europe or +1 719 457 0820 in the United States (code: 5091367).

* * * *

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in solar energy with SunPower and Total Solar. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Contact us                     Mail : presse@total.com                    Tél. : +33 1 47 44 58 53                    Fax : +33 1 47 44 58 24